Exhibit 99.1

FIRSTSERVICE CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

First Quarter

March 31, 2013

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars, except per share amounts) - in accordance with accounting principles generally accepted in the
United States of America

	Three months
	ended March 31
	2013	2012

Revenues	$498,052	$490,056

Cost of revenues	339,877	331,145
Selling, general and administrative expenses	147,806	149,088
Depreciation	8,930	7,671
Amortization of intangible assets	4,568	4,798
Acquisition-related items (note 5)	2,206	6,553
Operating loss	(5,335)	(9,199)

Interest expense, net	5,172	4,507
Other income, net (note 6)	(234)	(163)
Loss before income tax	(10,273)	(13,543)
Income tax recovery (note 7)	(2,054)	(2,706)
Net loss	(8,219)	(10,837)

Non-controlling interest share of earnings (loss) (note 10)	440	(523)
Non-controlling interest redemption increment (note 10)	5,580	3,633
Net loss attributable to Company	(14,239)	(13,947)
Preferred share dividends	2,288	2,460

Net loss attributable to common shareholders	$(16,527)	$(16,407)

Net loss per common share (note 11)
Basic	$(0.55)	$(0.55)

Diluted	$(0.55)	$(0.55)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months
	ended March 31
	2013	2012

Net loss	$(8,219)	$(10,837)

Foreign currency translation (loss) gain	(2,552)	5,033
Reclassification to earnings of other comprehensive loss
on investment (note 5)	-	2,553
Comprehensive loss	(10,771)	(3,251)

Less: Comprehensive earnings attributable to non-controlling shareholders	6,042	3,010

Comprehensive loss attributable to Company	$(16,813)	$(6,261)

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	March 31, 2013	December 31, 2012
Assets
Current Assets
Cash and cash equivalents	$87,558	$108,684
Restricted cash	6,268	3,649
Accounts receivable, net of allowance of $21,952 (December 31, 2012 -
$22,357)	337,529	328,455
Income tax recoverable	2,382	2,503
Inventories	8,803	14,918
Prepaid expenses and other current assets	36,648	34,197
Deferred income tax	18,133	18,135
	497,321	510,541

Other receivables	7,502	6,328
Other assets	14,901	13,972
Fixed assets	105,115	107,011
Deferred income tax	106,959	99,464
Intangible assets	216,969	177,949
Goodwill	442,107	402,645
	893,553	807,369
	$1,390,874	$1,317,910

Liabilities and shareholders' equity
Current Liabilities
Accounts payable	$90,082	$88,593
Accrued liabilities	265,691	312,861
Income tax payable	1,906	6,477
Unearned revenues	23,999	19,702
Long-term debt - current (note 8)	36,798	39,038
Contingent acquisition consideration - current (note 9)	12,564	351
Deferred income tax	875	875
	431,915	467,897

Long-term debt - non-current (note 8)	392,805	298,167
Convertible debentures (note 8)	76,992	77,000
Contingent acquisition consideration (note 9)	5,865	12,649
Other liabilities	27,846	35,610
Deferred income tax	49,618	34,683
	553,126	458,109
Non-controlling interests (note 10)	180,647	151,969

Shareholders' equity
Preferred shares (note 13)	130,762	130,762
Common shares	119,869	118,821
Contributed surplus	33,085	29,781
Deficit	(90,551)	(74,024)
Accumulated other comprehensive earnings	32,021	34,595
	225,186	239,935
	$1,390,874	$1,317,910

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Unaudited)
(in thousands of US dollars, except share information) - in accordance with accounting principles generally accepted in the United States of America

	Preferred shares		Common shares				Accumulated
	Issued and		Issued and				other	Total
	outstanding		outstanding		Contributed		comprehensive	shareholders'
	shares	Amount	shares	Amount	surplus	Deficit	earnings	equity

Balance, December 31, 2012	5,230,634	$130,762	30,070,104	$118,821	$29,781	$(74,024)	$34,595	$239,935

Net loss	-	-	-	-	-	(8,219)	-	(8,219)
Other comprehensive loss	-	-	-	-	-	-	(2,552)	(2,552)
Other comprehensive loss
attributable to NCI	-	-	-	-	-	-	(22)	(22)
NCI share of earnings	-	-	-	-	-	(440)	-	(440)
NCI redemption increment	-	-	-	-	-	(5,580)	-	(5,580)

Subsidiaries’ equity
transactions	-	-	-	-	2,203	-	-	2,203

Subordinate Voting Shares:
Stock option expense	-	-	-	-	1,264	-	-	1,264
Stock options exercised	-	-	44,000	1,040	(248)	-	-	792
Tax benefit on options
exercised	-	-	-	-	85	-	-	85
Preferred Shares:
Dividends (note 13)	-	-	-	-	-	(2,288)	-	(2,288)
Convertible debentures:
Settled for Subordinate Voting
Shares	-	-	285	8	-	-	-	8
Balance, March 31, 2013	5,230,634	$130,762	30,114,389	$119,869	$33,085	$(90,551)	$32,021	$225,186

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands of US dollars) - in accordance with accounting principles generally accepted in the United States of America

	Three months ended
	March 31
	2013	2012
Cash provided by (used in)

Operating activities
Net loss	$(8,219)	$(10,837)

Items not affecting cash:
Depreciation and amortization	13,498	12,469
Deferred income tax	(5,005)	(7,197)
Other	1,222	992

Changes in non-cash working capital:
Accounts receivable	7,003	26,430
Inventories	6,115	(4,176)
Prepaid expenses and other current assets	(2,749)	(1,419)
Payables and accruals	(83,535)	(72,585)
Unearned revenues	4,297	1,256
Other liabilities	572	762
Net cash used in operating activities	(66,801)	(54,305)

Investing activities
Acquisitions of businesses, net of cash acquired (note 4)	(27,189)	(12,651)
Purchases of fixed assets	(5,661)	(6,870)
Other investing activities	(4,057)	(128)
Net cash used in investing activities	(36,907)	(19,649)

Financing activities
Increase in long-term debt	246,346	286,204
Repayment of long-term debt	(153,948)	(230,270)
(Purchases) sale of non-controlling interests, net	(989)	961
Proceeds received on exercise of stock options	792	5,626
Dividends paid to preferred shareholders	(2,288)	(2,460)
Distributions paid to non-controlling interests	(5,654)	(6,033)
Repurchases of Subordinate Voting Shares	-	(6,311)
Other financing activities	(478)	(4,354)
Net cash provided by financing activities	83,781	43,363

Effect of exchange rate changes on cash	(1,199)	789

Decrease in cash and cash equivalents	(21,126)	(29,802)

Cash and cash equivalents, beginning of period	108,684	97,799
Cash and cash equivalents, end of period	$87,558	$67,997

The accompanying notes are an integral part of these financial statements.

FIRSTSERVICE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(Unaudited)
(in thousands of US dollars, except per share amounts)

1.           DESCRIPTION OF THE BUSINESS – FirstService Corporation (the “Company”) is a provider of real estate-related services to commercial, institutional and residential customers in North America and various countries around the world.  The Company’s operations are conducted in three segments: Commercial Real Estate (“CRE”) Services, Residential Property Management and Property Services.  The Company operates as Colliers International within CRE; FirstService Residential Management, American Pool Enterprises and various regional brands within Residential Property Management; and Field Asset Services and several franchise brands within Property Services.

2.           SUMMARY OF PRESENTATION – These condensed consolidated financial statements have been prepared by the Company in accordance with the disclosure requirements for the presentation of interim financial information pursuant to applicable Canadian securities law.  Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America have been condensed or omitted in accordance with such disclosure requirements, although the Company believes that the disclosures are adequate to make the information not misleading.  These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.

These interim financial statements follow the same accounting policies as the most recent audited consolidated financial statements, except as noted below.  In the opinion of management, the condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position of the Company as at March 31, 2013 and the results of operations and its cash flows for the three month period ended March 31, 2013 and 2012.  All such adjustments are of a normal recurring nature.  Certain prior period amounts have been reclassified to conform with the current period presentation.  The results of operations for the three month period ended March 31, 2013 are not necessarily indicative of the results to be expected for the year ending December 31, 2013.

3.           IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS – On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-01).  This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

4.           ACQUISITIONS – On March 28, 2013, the Company acquired controlling interests in Colliers Schauer & Scholl and Colliers Brautigam & Kramer (collectively, “Colliers Germany”). These acquisitions expanded the CRE segment’s geographic presence to new markets, including Munich, Stuttgart and Berlin. Also in the quarter, the Company acquired a Residential Property Management firm operating in Edmonton, Canada, expanding FirstService’s geographic presence in this market. The acquisition date fair value of consideration transferred was as follows: cash of $27,189 (net of cash acquired of $14,201) and contingent consideration of $5,995 (2012 - cash of $12,651). The initial purchase price allocation is not yet complete, pending final determination of the fair value of assets acquired. These acquisitions were accounted for by the purchase method of accounting for business combinations and accordingly, the consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates.

Certain vendors, at the time of acquisition, are entitled to receive a contingent consideration payment if the acquired businesses achieve specified earnings levels during the one- to four-year periods following the dates of acquisition.  The ultimate amount of payment is determined based on a formula, the key inputs to which are (i) a contractually agreed maximum payment; (ii) a contractually specified earnings level and (iii) the actual earnings for the contingency period.  If the acquired business does not achieve the specified earnings level, the maximum payment is reduced for any shortfall, potentially to nil.

Unless it contains an element of compensation, contingent consideration is recorded at fair value each reporting period.  The fair value recorded on the consolidated balance sheet as at March 31, 2013 was $18,429 (see note 9).  The estimated range of outcomes (undiscounted) for these contingent consideration arrangements is $19,200 to a maximum of $22,600. The compensation element is recorded on a straight line basis over the contingency period and as of March 31, 2013 totaled $8,337 (2012 - $7,475), and was recorded in “Accrued liabilities” on the balance sheet.  The estimated range of outcomes related to the compensation element is $10,700 to a maximum of $12,600. The contingencies will expire during the period extending to December 2015.  During the three months ended March 31, 2013, $563 was paid with reference to such contingent consideration (2012 - $3,052).  In addition, as at March 31, 2013, the Company had recorded in “Accrued Liabilities” nil of consideration payable related to acquisitions where all contingencies had been resolved (2012 – $658).

5.           ACQUISITION-RELATED ITEMS - Acquisition-related expense is comprised of the following:

	Three months ended
	March 31
	2013	2012

Contingent consideration compensation expense	$1,425	$1,004
Contingent consideration fair value adjustments	3	689
Transaction costs	778	2,307
Reclassification from accumulated other comprehensive loss	-	2,553
	$2,206	$6,553

6.           OTHER INCOME - Other (income) expense is comprised of the following:

	Three months ended
	March 31
	2013	2012

Income from equity method investments	$(257)	$(85)
Other	23	(78)
	$(234)	$(163)

7.           INCOME TAX – The provision for income tax for the three months ended March 31, 2013 reflected an effective tax rate of 20% (2012 - 20%) relative to the combined statutory rate of approximately 28% (2012 - 28%). The difference between the effective rate and the statutory rate is related to the geographic mix of taxable earnings and losses, the impact of discrete items, and the impact of non-controlling interests.

8.           LONG-TERM DEBT – The Company has an amended and restated credit agreement with a syndicate of banks to provide a $350,000 committed senior revolving credit facility including an uncommitted accordion provision allowing for an additional $100,000 of borrowing capacity under the same terms.  The revolving credit facility has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios.

On January 16, 2013, the Company completed a private placement of $150,000 of senior secured notes with a fixed interest rate of 3.84% (the “3.84% Notes”).  The 3.84% Notes were purchased directly by two US based institutional investors.  The 3.84% Notes have a twelve year term extending to January 16, 2025 with five equal annual principal repayments beginning on January 16, 2021.

The revolving credit facility and the Company’s three outstanding issues of Senior Notes rank equally in terms of seniority.  The Company has granted the lenders and Note-holders various collateral including an interest in all of the assets of the Company.  The covenants require the Company to maintain certain ratios including financial leverage, interest coverage and net worth.  The Company is limited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The Company has issued and outstanding $76,992 principal amount of 6.50% convertible unsecured subordinated debentures (“Convertible Debentures”) with a maturity date of December 31, 2014.  At the holder’s option, the Convertible Debentures may be converted at any time prior to maturity into Subordinate Voting Shares based on an initial conversion rate of approximately 35.7143 common shares per $1,000 principal amount of Convertible Debentures (which represents an initial conversion price of $28.00 per share).  The Company may also, at its option, redeem the Convertible Debentures at any time.  Subject to specified conditions, the Company has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares.  The Company also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares.  The Convertible Debentures are unsecured and contain no financial ratio covenants.

9.           FAIR VALUE MEASUREMENTS – The following table provides the financial assets and liabilities carried at fair value measured on a recurring basis as of March 31, 2013:

		Fair value measurements at March 31, 2013

	Carrying value at
	March 31, 2013	Level 1	Level 2	Level 3

Interest rate swap asset	$268	$-	$268	$-
Contingent consideration liability	18,429	-	-	18,429

The fair value of the interest rate swap asset was determined using widely accepted valuation techniques.  The inputs to the measurement of the fair value of contingent consideration related to acquisitions are Level 3 inputs.  The fair value measurements were made using a discounted cash flow model; significant model inputs were expected future operating cash flows (determined with reference to each specific acquired business) and discount rates (which range from 9.0% to 12.5%).  Changes in the fair value of the contingent consideration liability are comprised of the following:

2013

Balance, January 1	$13,000
Amounts recognized on acquisitions	5,995
Fair value adjustments	3
Resolved and settled in cash	(563)
Other	(6)
Balance, March 31	$18,429

Less: Current portion	12,564
Non-current portion	$5,865

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated.  The inputs to the measurement of the fair value of long term debt are Level 3 inputs.  The fair value measurements were made using a net present value approach; significant model inputs were expected future cash outflows and discount rates (which range from 0.8% to 2.4%).  The following are estimates of the fair values for other financial instruments:

	March 31, 2013		December 31, 2012
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Other receivables	$7,502	$7,502	$6,328	$6,328
Long-term debt	429,603	497,419	337,205	347,319
Convertible debentures	76,992	93,353	77,000	86,048

10.           NON-CONTROLLING INTERESTS – The minority equity positions in the Company’s subsidiaries are referred to as non-controlling interests (“NCI”).  The NCI are considered to be redeemable securities.  Accordingly, the NCI is recorded at the greater of (i) the redemption amount or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  This amount is recorded in the “mezzanine” section of the balance sheet, outside of shareholders’ equity.  Changes in the NCI amount are recognized immediately as they occur.  The following table provides a reconciliation of the beginning and ending NCI amounts:

2013

Balance, January 1	$151,969
NCI share of earnings	440
NCI share of other comprehensive earnings	22
NCI redemption increment	5,580
Distributions paid to NCI	(5,654)
Purchase of interests to NCI, net	(3,669)
NCI recognized on business acquisitions	31,959
Balance, March 31	$180,647

The Company has shareholders’ agreements in place at each of its non-wholly owned subsidiaries.  These agreements allow the Company to “call” the non-controlling interest at a price determined with the use of a formula price, which is usually equal to a fixed multiple of average annual net earnings before extraordinary items, income taxes, interest, depreciation, and amortization.  The agreements also have redemption features which allow the owners of the NCI to “put” their equity to the Company at the same price subject to certain limitations.  The formula price is referred to as the redemption amount and may be paid in cash or in Subordinate Voting Shares.  The redemption amount as of March 31, 2013 was $171,230.  The redemption amount is lower than that recorded on the balance sheet as the formula prices of certain NCI are lower than the amount initially recorded at the inception of the minority equity position.  If all put or call options were settled with Subordinate Voting Shares as at March 31, 2013, approximately 5,100,000 such shares would be issued.

Increases or decreases to the formula price of the underlying shares are recognized in the Consolidated Statement of Earnings (Loss) as the NCI redemption increment.

11.           NET LOSS PER COMMON SHARE – Loss per share calculations cannot be anti-dilutive, therefore diluted shares are not used in the denominator when the numerator is in a loss position.  The following table reconciles the basic and diluted common shares outstanding:

	Three months ended
(in thousands)	March 31
	2013	2012

Basic shares	30,101	29,983
Assumed exercise of Company stock options	347	401
Diluted shares	30,448	30,384

12.           STOCK-BASED COMPENSATION

Company stock option plan
The Company has a stock option plan for certain directors, officers and key full-time employees of the Company and its subsidiaries, other than its CEO.  Options are granted at the market price for the underlying shares on the date of grant.  Each option vests over a four-year term, expires five years from the date granted and allows for the purchase of one Subordinate Voting Share.  All Subordinate Voting Shares issued are new shares.  As at March 31, 2013, there were 353,250 options available for future grants.

Grants under the Company’s stock option plan are equity-classified awards.  There were 367,000 stock options granted during the three months ended March 31, 2013 (2012 - 322,000).  Stock option activity for the three months ended March 31, 2013 was as follows:

			Weighted average
		Weighted	remaining
	Number of	average	contractual life	Aggregate
	options	exercise price	(years)	intrinsic value

Shares issuable under options -
Beginning of period	1,729,200	$22.31
Granted	367,000	31.03
Exercised	(44,000)	18.24
Shares issuable under options -
End of period	2,052,200	$23.95	2.64	$19,246
Options exercisable - End of period	1,023,350	$20.34	1.76	$13,286

The amount of compensation expense recorded in the statement of earnings for the three months ended March 31, 2013 was $1,264 (2012 - $1,008).  As of March 31, 2013, there was $6,697 of unrecognized compensation cost related to non-vested awards which is expected to be recognized over the next 5 years.  During the three month period ended March 31, 2013, the fair value of options vested was $1,767 (2012 - $1,552).

Subsidiary stock option plans
The Company has stock option plans at its CRE subsidiary entitling the holders to acquire up to a 2.2% interest in the subsidiary as at March 31, 2013. During the three months ended March 31, 2013, stock options representing a 1.0% interest in the subsidiary were exercised. Options, as well as shares acquired upon option exercise under the subsidiary stock option plan are liability classified awards because the underlying stock is also classified as a liability. The fair value of the liability relating to these awards is calculated each period using the Black-Scholes option pricing model. The fair value of the liability related to these awards as at March 31, 2013 was $3,187 (December 31, 2012 - $4,266) and compensation expense recognized related to the awards for the three months ended March 31, 2013 was a recovery of $1,079 (2012 - nil).

13.           PREFERRED SHARES – A dividend of $0.4375 per Preferred Share, for the period December 31, 2012 up to but excluding March 31, 2013, was paid on March 29, 2013.  Each Preferred Share has a stated amount of $25.00.  As at March 31, 2013, the Company may redeem each Preferred Share for $25.00 payable in cash, or alternatively the Company may convert each Preferred Share into Subordinate Voting Shares based on a price of $25.00.  Holders of the Preferred Shares have no redemption or conversion rights.

On April 3, 2013, the Company announced a plan to eliminate the Preferred Shares (see note 16).

14.           CONTINGENCIES – In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business.  Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company.  The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

15.         SEGMENTED INFORMATION – The Company has three reportable operating segments. The segments are grouped with reference to the nature of services provided and the types of clients that use those services.  The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization.  CRE provides commercial property brokerage and other advisory services to clients in North America and in various other countries around the world.  Residential Property Management provides property management and related property services to residential communities in North America.  Property Services provides Company-owned and franchised property services to customers in North America. Corporate includes the costs of operating the Company’s corporate head office.

OPERATING SEGMENTS
	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Three months ended March 31

2013
Revenues	$247,089	$206,571	$44,336	$56	$498,052
Operating earnings (loss)	(6,575)	7,751	(2,530)	(3,981)	(5,335)

2012
Revenues	$213,270	$191,889	$84,846	$51	$490,056
Operating earnings (loss)	(14,369)	8,068	604	(3,502)	(9,199)

GEOGRAPHIC INFORMATION

	United States	Canada	Australia	Other	Consolidated

Three months ended March 31

2013
Revenues	$320,013	$70,799	$38,974	$68,266	$498,052
Total long-lived assets	464,340	97,064	49,269	153,518	764,191

2012
Revenues	$345,934	$65,976	$33,505	$44,641	$490,056
Total long-lived assets	474,384	89,814	51,901	65,231	681,330

16.           SUBSEQUENT EVENT – On April 3, 2013, the Company announced a plan to simplify its capital structure. The plan involves the elimination of the Preferred Shares on May 3, 2013 by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. Thirty percent of the outstanding Preferred Shares will be redeemed at a total cash cost of $39,500. All remaining Preferred Shares will be converted to Subordinate Voting Shares based on 95% of the weighted average trading price of the Subordinate Voting Shares on the NASDAQ stock market for the 20 trading days ended April 29, 2013 (such weighted average trading price being $33.34). Based on the foregoing, 0.7943 Subordinate Voting Shares will be issued for each converted Preferred Share, and 2,908,300 new Subordinate Voting Shares will be issued from treasury to complete the conversion.

FIRSTSERVICE CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2013
(in US dollars)
May 1, 2013

The following Management’s Discussion and Analysis (“MD&A”) should be read together with the unaudited interim consolidated financial statements of FirstService Corporation (the “Company” or “FirstService”) for the three month period ended March 31, 2013 and the Company’s audited consolidated financial statements, and MD&A, for the year ended December 31, 2012. The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three month period ended March 31, 2013 and up to and including May 1, 2013.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the US Securities and Exchange Commission website at www.sec.gov.

Consolidated review

FirstService’s results for the first quarter of 2013 were mixed, with continuing strong revenue growth at our Commercial Real Estate and Residential Property Management segments offset by a decline in revenues at our Property Services division as a result of significant reductions in property preservation and distressed asset management volumes. Consolidated revenue growth was 2%.

During the past twelve months, we completed several acquisitions in our Residential Property Management and Commercial Real Estate Services divisions, which provided additional revenue growth. These acquisitions, which are in the process of being integrated into our operations, increase the geographic footprint of our existing service lines.

On March 28, 2013, we acquired controlling interests in Colliers Schauer & Scholl and Colliers Brautigam & Kramer (collectively, “Colliers Germany”), with operations in Munich, Stuttgart and Berlin. Senior management of both businesses retained 40% of the equity in the operations. Colliers Germany is the principal German affiliate of Colliers International, with commercial real estate operations that generated approximately $60 million in annual revenues in 2012.

On April 3, 2013, we announced a plan to simplify the Company’s capital structure and initiate a dividend on the Subordinate Voting Shares and Multiple Voting Shares (together, the “Common Shares”). The plan was confirmed by us on April 30, 2013. The plan involves the elimination of the Company’s 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”) on May 3, 2013 by way of a partial redemption immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. The Company will pay $39.5 million in cash on redemption, and issue 2.9 million new Subordinate Voting Shares from treasury on conversion. The Company expects to pay its first quarterly Common Share dividend of $0.10 on or about June 30, 2013.

Results of operations - three months ended March 31, 2013

Revenues for our first quarter were $498.1 million, 2% higher than the comparable prior year quarter.  Recent acquisitions contributed 5% to revenues. Internally generated revenues were down 3% after considering the effects of acquisitions and the neutral impact of foreign exchange.

Adjusted EBITDA (see “Reconciliation of non-GAAP measures” below) for the first quarter was $10.6 million versus $10.8 million reported in the prior year quarter. Our Adjusted EBITDA margin was 2.1% of revenues versus 2.2% of revenues in the prior year quarter, primarily as a result of revenue and margin reductions in our Property Services segment. The operating loss for the quarter was $5.3 million, versus $9.2 million in the prior year period which included $6.6 million of acquisition-related items.

Depreciation and amortization expense totalled $13.5 million for the quarter relative to $12.5 million for the prior year quarter, with the increase primarily related to depreciation arising from recent investments in information technology systems and office leaseholds.

Net interest expense was $5.2 million versus $4.5 million recorded in the prior year quarter. The average interest rate on debt during the quarter was 4.8%, relative to 4.5% in the prior year quarter. The increase in interest expense was primarily attributable to the increase in interest rate.

The consolidated income tax rate for the quarter was 20% compared to 20% in the prior year quarter, relative to the statutory rate of 28% in both periods. The current and prior quarter tax rates were affected by the geographic mix of taxable earnings, particularly as a result of lower earnings in the US-based Property Services operations.

The net loss for the quarter was $8.2 million, versus a net loss of $10.8 million in the prior year quarter. The loss in the current quarter was driven by revenue and margin reductions in the Property Services segment, while the prior period loss was driven by acquisition-related items in connection with the March 2012 acquisition of the Colliers International UK operations.

Our Commercial Real Estate Services segment generated $247.1 million of revenues during the first quarter, an increase of 16%. Internal revenue growth was 5%, and was comprised primarily of increased leasing and sales activity in the Asia Pacific region, particularly Australia. Recent acquisitions contributed 11% revenue growth and foreign currency exchange rate fluctuations relative to the US dollar had a nominal impact. Regionally, Americas internal revenues were up 4% (4% on a local currency basis), Asia Pacific internal revenues were up 11% (12% on a local currency basis) and Europe internal revenues were down 3% (down 2% on a local currency basis). First quarter Adjusted EBITDA was $2.6 million, versus a loss of $2.0 million in the year-ago period. The improvement in EBITDA was impacted by operating leverage from revenue growth through multi-market assignments, corporate services and investment and capital market activities.

The Residential Property Management segment reported revenues of $206.6 million for the first quarter, up 8% versus the prior year quarter. Excluding the impact of recently completed acquisitions, internal revenues were up 7%. Internal revenue growth resulted from property management contract wins. Adjusted EBITDA was $10.9 million relative to $12.2 million in the prior year quarter. The current period’s results were impacted by a reduction in higher-margin ancillary services revenues, particularly commercial swimming pool rehabilitation work which carries a higher margin than property management, as well as incremental re-branding and information technology costs.

First quarter Property Services revenues were $44.3 million, down 48% relative to the prior year period, as a result of a significant decline in volumes of incoming property preservation and distressed asset management properties under management, partially offset by a 13% increase in revenues in the segment’s franchise operations. Adjusted EBITDA for the quarter was a loss of $0.4 million, versus a profit of $2.9 million in the prior year period, entirely attributable to the reduction in property volumes.

Corporate costs were $2.6 million for the quarter, relative to $2.2 million in the prior year period as a result of deal costs for an acquisition that was ultimately not completed.

Residential Property Management re-branding

In June 2013, our residential property management operations, which currently are comprised of 20 separate regional brands, will be re-branded as FirstService Residential. The intangible assets representing the 20 legacy brands have an accounting carrying value of $15.2 million. As a result of the re-branding, the carrying value is subject to accelerated amortization, and will be amortized in full during the quarter ended June 30, 2013.

Quarterly results – eight most recent quarters
(in thousands of US dollars, except per share amounts) (unaudited)

Quarter	Q1	Q2	Q3	Q4

YEAR ENDING DECEMBER 31, 2013
Revenues	$498,052
Operating loss	(5,335)
Net loss per common share:
Basic	(0.55)
Diluted	(0.55)

YEAR ENDED DECEMBER 31, 2012
Revenues	$490,056	$593,193	$589,754	$632,534
Operating earnings (loss)	(9,199)	25,357	31,268	30,971
Net earnings (loss) per common share:
Basic	(0.55)	0.28	-	0.14
Diluted	(0.55)	0.28	-	0.14

YEAR ENDED DECEMBER 31, 2011
Revenues		$565,472	$585,424	$594,893
Operating earnings		28,140	32,466	28,832
Net earnings (loss) per common share:
Basic		0.11	0.17	2.19
Diluted		0.11	0.17	2.01

OTHER DATA
Adjusted EBITDA - 2013	$10,554
Adjusted EBITDA - 2012	10,831	$41,191	$48,759	$54,879
Adjusted EBITDA - 2011		46,812	47,633	44,485
Adjusted EPS - 2013	(0.20)
Adjusted EPS - 2012	(0.10)	0.45	0.60	0.68
Adjusted EPS - 2011		0.54	0.61	0.52

Seasonality and quarterly fluctuations

Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprise approximately 32% of annual consolidated revenues.

Reconciliation of non-GAAP measures

In this MD&A, we make reference to “Adjusted EBITDA” and “Adjusted earnings (loss) per common share”, which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings (loss), adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net loss to Adjusted EBITDA appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2013	2012

Net loss	$(8,219)	$(10,837)
Income tax	(2,054)	(2,706)
Other (income) expense	(234)	(163)
Interest expense, net	5,172	4,507
Operating earnings	(5,335)	(9,199)
Depreciation and amortization	13,498	12,469
Acquisition-related items	2,206	6,553
Stock-based compensation expense	185	1,008
Adjusted EBITDA	$10,554	$10,831

Adjusted earnings (loss) per share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net loss attributable to common shareholders to adjusted net earnings (loss) and of diluted net earnings (loss) per common share to adjusted earnings (loss) per common share appears below.

	Three months ended
(in thousands of US dollars)	March 31
	2013	2012

Net loss attributable to common shareholders	$(16,527)	$(16,407)
Non-controlling interest redemption increment	5,580	3,633
Acquisition-related items	2,206	6,553
Amortization of intangible assets	4,568	4,798
Stock-based compensation expense	185	1,008
Income tax on adjustments	(2,039)	(2,093)
Non-controlling interest on adjustments	(101)	(524)
Adjusted net loss	$(6,128)	$(3,032)

	Three months ended
(in US dollars)	March 31
	2013	2012

Net loss per common share	$(0.55)	$(0.55)
Non-controlling interest redemption increment	0.19	0.12
Acquisition-related items	0.07	0.21
Amortization of intangible assets, net of tax	0.09	0.10
Stock-based compensation expense, net of tax	-	0.02
Adjusted loss per common share	$(0.20)	$(0.10)

We believe that the presentation of Adjusted EBITDA and Adjusted earnings (loss) per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations. We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry. We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company. Adjusted EBITDA and Adjusted earnings (loss) per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP. As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Liquidity and capital resources

During the three month period ended March 31, 2013, $66.8 million of cash was used in operating activities, primarily on account of changes in working capital. In the comparable prior year period, cash used was $54.3 million. The net cash usage in both years is attributable to Commercial Real Estate brokerage transactions, which reach a seasonal revenue peak in December and are followed up with commission and incentive compensation payouts in the first quarter. In the second, third and fourth quarters of 2013, we expect positive cash flow from operating activities. We believe that cash from operations and other existing resources will continue to be adequate to satisfy the ongoing working capital needs of the Company.

For the three months ended March 31, 2013, capital expenditures were $5.7 million. Significant purchases included information technology systems in the Residential Property Management segment. Based on our current operations, capital expenditures for the year ending December 31, 2013 are expected to be in the range of $35 to $40 million.

During the quarter ended March 31, 2013, we acquired a 60% interest in the Colliers Germany operations, with a net cash outlay of $27.1 million.

Net indebtedness as at March 31, 2013 was $419.0 million, versus $305.5 million at December 31, 2012. Net indebtedness is calculated as the current and non-current portion of long-term debt less cash and cash equivalents.  The change in indebtedness resulted primarily from operating cash outflows, purchases of fixed assets, and business acquisitions. We are in compliance with the covenants within our financing agreements as at March 31, 2013 and, based on our outlook for the balance of the year, we expect to remain in compliance with these covenants. We had $136.5 million of available un-drawn credit as of March 31, 2013, and a further $100 million available under an accordion provision within our revolving credit facility, subject to lender approval.

On May 3, 2013, we expect to complete a partial redemption of the Preferred Shares, at a cost of $39.5 million, which will be funded from cash on hand and borrowings under our revolving credit facility.

In relation to acquisitions completed during the past three years, including Colliers Germany, we have outstanding contingent consideration totalling $32.2 million as at March 31, 2013 ($27.8 million as at December 31, 2012) assuming all contingencies are satisfied and payment is due in full. Such payments, if any, are due during the period extending to December 2014. The contingent consideration liability is recognized at fair value upon acquisition and is re-measured each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable at the end of the contingency period. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of March 31, 2013 will ultimately be paid.

The following table summarizes our contractual obligations as at March 31, 2013:

Contractual obligations	Payments due by period
(in thousands of US dollars)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$427,407	$35,544	$65,993	$175,870	$150,000
Convertible debentures	76,992	-	76,992	-	-
Capital lease obligations	2,204	1,254	927	23	-
Operating leases	278,162	65,090	93,767	50,737	68,568

Total contractual obligations	$784,765	$101,888	$237,679	$226,630	$218,568

At March 31, 2013, we had commercial commitments totaling $10.4 million comprised of letters of credit outstanding due to expire within one year.  We are required to make semi-annual payments of interest on our senior notes and Convertible Debentures at a weighted average interest rate of 5.1%.

Non-controlling interests

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements. These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be. The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	March 31	December 31
(in thousands of US dollars)	2013	2012

Commercial Real Estate	$98,742	$67,179
Residential Property Management	60,487	60,661
Property Services	12,001	11,888
	$171,230	$139,728

The increase in NCI during the quarter ended March 31, 2013 was attributable to the acquisition of Colliers Germany. The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of: (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at March 31, 2013, the NCI recorded on the balance sheet was $180.6 million. The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Off-balance sheet arrangements

We do not have any material off-balance sheet arrangements other than those disclosed in notes 13 and 19 to the December 31, 2012 audited consolidated financial statements.

Critical accounting policies and estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates. Our critical accounting policies and estimates have been reviewed and discussed with our Audit Committee. There have been no material changes to our critical accounting policies and estimates from those disclosed in the Company’s MD&A for the year ended December 31, 2012.

Recently adopted accounting standards

On January 1, 2013, the Company adopted updated guidance issued by the FASB on comprehensive income (ASU 2013-01). This update requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The guidance did not have a material impact on the Company’s results of operations, financial position or disclosure.

Impact of IFRS

On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”). In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP. Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments

We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates from time to time. We do not use financial instruments for trading or speculative purposes.

Outstanding share data

The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of 7% Cumulative Preference Shares, Series 1 (the “Preferred Shares”), an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company. The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof.

On April 3, 2013, the Company announced a plan to eliminate the Preferred Shares, by way of a partial redemption for cash immediately followed by a conversion of all remaining Preferred Shares into Subordinate Voting Shares. The redemption and conversion is expected to close on May 3, 2013.

The Company also has outstanding $77.0 million principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder’s option, the Convertible Debentures may be converted into Subordinate Voting Shares of FirstService at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date or the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is $28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService’s option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled “Description of The Securities Being Distributed” contained in the Company’s prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

As of the date hereof, the Company has outstanding 28,788,695 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,230,634 Preferred Shares. In addition, as at the date hereof: (a) 2,052,200 Subordinate Voting Shares are issuable upon exercise of options granted under the Company stock option plan; (b) 2,749,715 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of $28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain “change of control” transactions; and (c) approximately 2,908,300 Subordinate Voting Shares are issuable on the conversion of Preferred Shares, which is expected to close on May 3, 2013.

Canadian tax treatment of preferred dividends

For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”. Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Changes in internal controls over financial reporting

There have been no changes in our internal controls over financial reporting during the three month period ended March 31, 2013 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Forward-looking statements

This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Residential real estate property values, loan default rates, foreclosure rates and the conversion rates of properties to lender-owned.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.
•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Additional information

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at www.sedar.com.